Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
U.S. Pension Committee
Agrium U.S. Inc.:
We consent to the incorporation by reference in the Registration Statement (No. 333-114276) on Form S-8 of Agrium Inc. of our report dated June 20, 2008 relating to the statements of net assets available for plan benefits of the Agrium U.S. Retail 401(k) Savings Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007 and the related supplemental schedule as of December 31, 2007, which report appears in the December 31, 2007 Annual Report on Form 11-K of the Agrium U.S. Retail 401(k) Savings Plan.

/s/ Gordon, Hughes & Banks, LLP

Greenwood Village, Colorado
June 20, 2008